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                         May 31, 2022

       Andrew Masterman
       Chief Executive Officer
       BrightView Holdings, Inc.
       980 Jolly Road
       Blue Bell, Pennsylvania 19422

                                                        Re: BrightView
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 24, 2022
                                                            File No. 333-265174

       Dear Mr. Masterman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Joseph H. Kaufman, Esq.